

April 11, 2012

Via Facsimile
David W. Meline
Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

> **Re:** **3M Company**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-03285**

Dear Mr. Meline:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

General

1.   We are aware of an OFAC public release dated July 28, 2010 stating that 3M Imtec Corporation had reached a settlement with OFAC and BIS for having made unlicensed sales and shipments of implants and related dental equipment for delivery to Iran. It appears from the OFAC release that 3M Imtec may continue selling into sanctioned countries, with appropriate U.S. government licenses. In addition, you told us in your letter dated April 14, 2008 that you might pursue future U.S. government export authorization for the export to Cuba, Iran, Sudan, and/or Syria of healthcare products, and the export of security laminates used on personal identification cards in Syria. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your letters to us dated April 14, 2008 and May 5, 2008. Your response should describe any products, equipment, components, materials, technology, or services that you have provided into each of the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

2.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Item 1. Business, page 3

3.   To the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K. In addition, if access to rare earth metals by you, your suppliers or customers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 503(c) and 303 of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk., page 40

4.   We note your disclosure that you have provided your market risk disclosures in various places throughout your Form 10-K. However, we note that the disclosures are not easily identified for investors, and we were not able to find a clear discussion of your foreign currency and commodity risk exposures. Please revise future filings to describe each market risk exposure category you have identified, including how they arise and how you manage these exposures, and provide us with clear and specific cross-references to the locations of the disclosures required by Item 305 of Regulation S-K. Provide us with a sample of your proposed revised disclosure. Refer to Item 6 in the General Instructions to Paragraphs 305(a) and 305(b) in Item 305 of Regulation S-K.

Note 11 – Pension and Postretirement Benefit Plans, page 77

5.   We note your disclosures on page 85 regarding your international benefit plans and the $742 million held in investments in government debt securities at December 31, 2011. Given that the fair value of 87% of these securities was determined using level 2 or level 3 inputs, please tell us the names of the issuers and the amounts of each type of foreign government securities held by the international benefit plans at that date. Tell us the reasons for the more than 86% year over year increase in these securities at December 31, 2011. Discuss the impact, if any, of the current European economic conditions on your pension plan assets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Timothy Buchmiller at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief